Simpson Thacher & Bartlett LLP

2475 HANOVER STREET PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

VIA EDGAR	June 17, 2019

Re:	Acceleration Request for Grocery Outlet Holding Corp.

Registration Statement on Form S-1 (File No. 333-231428)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Grocery Outlet Holding Corp., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on June 19, 2019, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	SÃO PAULO	TOKYO	WASHINGTON, D.C.

June 17, 2019

VIA EDGAR

Re:	Grocery Outlet Holding Corp.

Registration Statement on Form S-1

File No. 333-231428

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grocery Outlet Holding Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on June 19, 2019, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP.

Very truly yours,

GROCERY OUTLET HOLDING CORP.

By:	/s/ Pamela B. Burke
Name: Pamela B. Burke
Title: Chief Administrative Officer, General Counsel and Secretary

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Jefferies LLC

520 Madison Avenue, 10th Floor

New York, New York 10022

June 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Grocery Outlet Holding Corp.

Registration Statement on Form S-1, as amended (File No. 333-231428)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Grocery Outlet Holding Corp. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on June 19, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated June 10, 2019:

(i)	Dates of distribution: June 10, 2019 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 12

(iii)	Number of prospectuses furnished to investors: approximately 3,000

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 120

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
MORGAN STANLEY & CO. LLC
DEUTSCHE BANK SECURITIES INC.
JEFFERIES LLC

Acting severally on behalf of themselves and the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

MORGAN STANLEY & CO. LLC

By:	/s/ Thilakshani Dias
Name: Thilakshani Dias
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph J. Passaro
Name: Joseph J. Passaro
Title: Director

By:	/s/ Ben Darsney
Name: Ben Darsney
Title: Director

JEFFERIES LLC

By:	/s/ Michael A. Bauer
Name: Michael A. Bauer
Title: Managing Director

[Signature Page to Acceleration Request]